BB 3/16 *

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

07004641

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH, D.C.
213

SECUR. ...MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-52993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

LEUMI INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

562 5th Avenue 7th FL
(No. and Street)

New York (City) NY (State) 10036-4802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Sanfratello 917-542-2102
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02)

AS 3/19

AFFIRMATION

We, HILLEL WAXMAN and JOHN SANFRATELLO, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Leumi Investment Services Inc. ("LISI") for the year ended December 31, 2006, are true and correct. We further affirm that neither LISI nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/22/07 Date

President
Title

Signature 2/22/07 Date

Controller
Title

Notary Public

PINA LETAVISH
Notary Public, State of New York
No. 01LE6125794
Qualified in Queens County
Term Expires April 25, 2009

Leumi Investment Services Inc.
(A Wholly-Owned Subsidiary of Bank Leumi USA)

Statement of Financial Condition

December 31, 2006

Contents

STATEMENT OF FINANCIAL CONDITION

LEUMI Investment Services Inc.
(A Wholly-Owned Subsidiary of Bank Leumi USA)

December 31, 2006
with Report of Independent Registered Public Accounting Firm

Filed in accordance with rule 17a-5(e)(3)
as a public document

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Leumi Investment Services Inc.

We have audited the accompanying statement of financial condition of Leumi Investment Services Inc. (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Leumi Investment Services Inc. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 23, 2007

Leumi Investment Services Inc.
(A Wholly-Owned Subsidiary of Bank Leumi USA)

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 4,429,721
Deposit with clearing organization	100,000
Securities owned—at fair value	2,030,771
Receivable from clearing organization	685,227
Equipment and leasehold improvements, less accumulated depreciation and amortization of $109,444	160,345
Deferred tax assets	2,834
Prepaid expenses	52,561
Total assets	$ 7,461,459
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable	$ 136,631
Payable to Parent	864,148
Total liabilities	1,000,779
Shareholder's equity:	
Common stock, $1.00 par value; authorized, 100 shares, 10 shares issued and outstanding	10
Additional paid-in capital	2,458,231
Retained earnings	4,002,439
Total shareholder's equity	6,460,680
Total liabilities and shareholder's equity	$ 7,461,459

See notes to statement of financial condition.

Leumi Investment Services Inc.
(A Wholly-Owned Subsidiary of Bank Leumi USA)

Notes to Statement of Financial Condition

December 31, 2006

1. Organization and Summary of Significant Accounting Policies

Leumi Investment Services Inc. (LISI or the Company) is a wholly-owned subsidiary of Bank Leumi USA (the Parent), which is a subsidiary of Bank Leumi Le-Israel Corporation (BLL Corp.). BLL Corp. is a wholly-owned subsidiary of Bank Leumi Le-Israel B.M. (the Bank), a banking corporation organized in Israel, with subsidiaries and affiliates throughout the world. LISI provides brokerage services to individual and institutional customers located throughout the world.

LISI is a registered securities broker dealer with the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers (the NASD). All securities are cleared through another broker-dealer on a fully disclosed basis.

The following is a summary of the significant accounting policies:

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America (generally accepted accounting principles) requires management to make estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition. Such estimates include the useful lives of equipment and leasehold improvements, fair value of financial instruments and realization of deferred tax assets. Actual results could differ from such estimates.

Income Taxes—LISI's results of operations are included in the consolidated U.S. Federal income tax return of BLL Corp. and uses the asset and liability method, at currently enacted rates, in providing income tax expense. Federal income taxes are calculated as if LISI filed its income tax return on a separate-company basis. State and local income tax returns are prepared on a separate-return basis. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes using currently enacted tax laws.

Equipment and Leasehold Improvements—Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization.

Fair Value of Financial Instruments—All financial assets and liabilities are carried at fair value or amounts that approximate fair value.

2. Restatement of Retained Earnings (Unaudited)

During the year, LISI restated its retained earnings to account for its share of the loss arising out of improper actions in 2003 and 2004 of one of its former fixed income traders, a dual employee of both for LISI and the Parent, who executed trades in debt securities on behalf of both LISI and the Parent. In December 2005, the Parent and LISI reimbursed to its customers $1,218,844 including interest of $105,808. In addition, the Parent and LISI incurred $992,152 in legal expenses and consulting fees in conducting its investigation of the matter and in representation before regulatory authorities. In 2005, the entire cost was charged to the consolidated financial statements of the Parent. During 2006, LISI recorded its share of loss amounting to $871,174 (net of tax benefit of $712,781) in its separate statement of financial condition as adjustment to opening retained earnings.

3. Securities Owned

As of December 31, 2006, LISI had an investment in Treasury Bills of $2,030,771 which matures within one year and is classified as trading securities. This investment is stated at fair value based on quoted market price.

4. Net Capital and Other Regulatory Requirements

LISI is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2006, LISI had net capital of $3,203,156, which was $2,953,156 in excess of the minimum requirement. LISI's ratio of aggregate indebtedness to net capital was 0.31 to 1.

LISI has entered into a written agreement with its clearing firm which requires the clearing firm to perform a "PAIB reserve computation" with regard to all the assets of LISI held by the respective clearing firm. Consequently, the assets of LISI held at the clearing firm are treated as allowable assets for purposes of LISI's net capital computation.

5. Income Taxes

LISI files a Federal consolidated income tax return with BLL Corp. As of December 31, 2006, LISI had gross deferred tax assets of $2,834, with no valuation allowance, primarily due to book and tax depreciation difference on fixed assets.

6. Related-Party Transactions

LISI has cash of $3,038,272 held in an interest free checking account with the Parent as of December 31, 2006.

7. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentration of Credit Risk

LISI applies the provisions of the Financial Accounting Standard Board's Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others (FIN 45) which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, LISI's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. LISI has guaranteed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by LISI. LISI's liability under these arrangements is not quantifiable. However, the potential for LISI to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions. As of December 31, 2006, there were no amounts owed to the clearing broker by these customers.

LISI utilizes the services of a clearing broker for the settlement of its introduced customer's securities transactions. These activities may expose LISI to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts. LISI's liability under these arrangements is not quantifiable.

8. Commitments and Contingencies

LISI is subject to certain legal actions which arise out of the normal course of business including a regulatory investigation associated with the matter stated in Note 2. Management believes that the resolution of any litigation or investigation will not have a material adverse effect on the financial condition or results of operations of LISI.

9. Employee Benefit Plans

LISI participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees.

9. Employee Benefit Plans (continued)

LISI also participates in the Parent's defined contribution sheltered savings plan that covers substantially all employees who have completed one year of service. LISI's contribution is 50% of each participant's contribution but is limited to 3% of base compensation. Participants may elect to contribute up to 15% of their base salary, subject to Internal Revenue Service limitations.

10. Fair Value of Financial Instruments

Securities owned are stated at fair value based on quoted market prices. LISI's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

END